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                                                                 Exhibit 12(a)-8

                         [IPVoice.com, Inc. Letterhead]


Dear IPVoice Investor:
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The Board of Directors and Senior Management of IPVoice.com, Inc. are pleased to inform you of an Offering that we believe is beneficial both to the company and to its investors.

Please review carefully the enclosed documents that explain this Offering, and be sure to consult your advisors so you are sure to understand it. You should come to your own independent view of this Offering. In this letter, we would like to express our view to you.

1.  THE REASON FOR THE OFFERING

In our February 1999 Private Offering, you purchased one or more Units that each contained a Note, a Warrant for shares of common stock, and Convertible Preferred shares.

The Convertible Preferred shares convert into common stock in the event of a non-cured default in payment of the note. If that were to happen, the conversion could result in the Unitholders having control of the Company.

This conversion feature is the reason for this Offering. The conversion feature has impaired our ability to secure further funding. We are negotiating with an investment group for an investment of up to $5 million within the next twelve months. This investment group has indicated that it is unwilling to make the investment unless we reacquire at least 50% of the preferred stock as a result of our offers to you.

Many of you have been with us from the beginning and have seen us through the final development stages of our product and network. We are now operational. With Denver, New York, LA and London up now and Miami, Dallas, Chicago, Atlanta and Phoenix to follow over the next two months, we will begin aggressively marketing our product and service.

MultiCom, which is the backbone of our system, is still the only product of its type in the industry and we feel it will set a new standard for managing voice over the Internet.
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The Company appreciates that you have supported it as an investor. This
Offering, the Company believes, is beneficial both to its investors and the Company.

2.  DESCRIPTION OF THE OFFERING

The Offering is in two parts. You may accept either one, or neither.

The first part, which is recommended by the Company, allows you to convert a Unit into 17,832 shares of common stock of the Company. The average value of our common stock over the six-week period from February 16 ? March 29, 2000, was $3.4240. At this figure, the calculated value of these shares is $61,056.77.
The closing price of the stock on the OTC Bulletin Board on April 20, 2000 was $2.03125, resulting in a calculated value of these shares on that date of $36,221.25.

If you accept these shares, the date that they become freely trading will be based on the date of purchase of the Unit, and not from the date you accept the Offering. This beneficial tacking feature is not available if, for example, you were to exercise the warrant in the Unit. The waiting period would be calculated from the date of the exercise, rather than from the date of the purchase of the Unit.

Delano Group Securities and other companies deal in restricted shares. For information purposes only, we have enclosed a letter from them that describes their services.

Your other option (in addition to doing nothing) is to allow us to amend your note(s) to secure them with certain of our assets and to make them convertible at your option into our common stock at any time at a fixed rate, in return for certain concessions.

Remember; please acquaint yourself with the details of this offering that are in the enclosed documents. The above outline was intended only to provide the company's point of view.

3.  HOW TO TAKE ADVANTAGE OF THIS OFFERING

It is simple to convert your Unit(s) or to have your Notes(s) amended. You need only return the Election form that is attached to the Offering Circular. The Company will take care of the rest of the transaction, and will promptly issue to you, at the expiration of the offering, the new certificates that evidence your new investment in IPVoice. There is no transaction cost to you.

4.  CONSENT FORMS REQUESTED

Whatever your choice, we ask that you return a signed Consent Form that gives your consent to this Offering. It, too, is attached to the Offering Circular. This will help the Arizona Unit holders (the Consent is otherwise not needed for this Offering).

The securities involved in this Offering, like the Units themselves. involve a high degree of risk. That is why it is critical that you fully acquaint yourself with the details of this Offering. We hope that, when you fully understand the purpose for and effect of this Offering, you will agree with
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the Company that it is the right thing to do for both the Company and for the
Unit holders.

Please call me with any questions.

Sincerely,



Barbara Will